April 13, 2017

Mr. Lyn Shenk

Branch Chief, Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Seaspan Corporation
Form 20-F for Fiscal Year Ended December 31, 2016
Filed March 6, 2017
File No. 001-32591 Dear

Mr. Shenk:

We have reviewed your letter to us of April 3, 2017 setting forth Staff comments on the Form 20-F of Seaspan Corporation (“Seaspan,” the “Company,” “we” or “us”) for the fiscal year ended December 31, 2016, filed March 6, 2017 (the “Form 20-F”). This letter responds to the comments in your letter.

For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to the Form 20-F.

Item 5. Operating and Financial Review and Prospects

D. Critical Accounting Policies and Estimates

Impairment Analysis, page 72

1. We note from your disclosure on page 30, your fleet as of December 31, 2016 included 28 4250 TEU vessels with all but 4 of those vessels operating on short term charters at the market rate or off charter. We further noted that your impairment analysis recorded an impairment for four 4250 TEU vessels while your disclosure on Market Conditions on page 52 attributes the decrease in rates on smaller vessels to the delivery of larger vessels and oversupply of smaller vessels which appear to be factors that are exclusive of the rates in a “full shipping cycle.” Please tell us why you believe utilizing 10-year historical rates to be a reasonable assumption in regards to your impairment tests of your smaller vessels.

Response to Comment No. 1:

We believe utilizing a 10-year average time charter rate to estimate future revenues for periods in which our smaller vessels are not subject to charter contracts is a reasonable and prudent approach when conducting our impairment tests. As described below and in the Form 20-F, the 10-year average time charter rate incorporates both historical average rates and recent market charter rates. We determine these rates for each vessel class based on vessel size. Our models also consider expected off-charter periods before entering into longer term charter agreements. We use this 10-year period as the basis of determining a future average charter rate for estimating rates outside of existing or known charter arrangements because we believe this 10-year time frame captures both low and high points during a normal full shipping cycle. We also understand that using a 10-year period is a common approach taken by other shipping companies in estimating future charter rates for their vessel impairment testing. As discussed below, we consider the impact of the recent oversupply of smaller vessels and the deliveries of larger vessels to be circumstances that affect the rates during a normal full shipping cycle and not unique phenomena that should be considered separately. Also, on an ongoing basis, we evaluate whether there have been structural changes to the industry at the different vessel class levels that would necessitate a change to our approach. To date, no such structural changes have occurred that are relevant for our vessel impairment testing.

Use of 10-Year Average Time Charter Rates

As stated in the Form 20-F, our revenue assumptions for purposes of impairment testing are based on contracted time charter rates up to the end of the life of the current contract of each vessel, as well as an estimated time charter rate, adjusted for future inflation, for the remaining life of the vessel after the completion of its current contract. The estimated charter rates for non-contracted revenue days are based on 10-year average time charter rates incorporating both:

•	historical time charter rate data from an independent third-party maritime research service provider; and

•	recent market charter rates based on data from the same independent third-party maritime research service provider.

At each impairment testing date, we evaluated the appropriateness of using a 10-year blended average rate and concluded that it was a reasonable estimation of expected future charter rates over the remaining useful life of our smaller vessels, since such period has historically represented a full shipping cycle that captures both the highs and lows of the market. We consider the assumed rate to be objective as it is based on widely accepted third party charter rate data.

Vessel Oversupply Not Unique

During a full shipping cycle, there are periods of oversupply and undersupply. Factors that contribute to oversupply include, among others, the lag between newbuilding vessel orders and deliveries (during which time supply and demand dynamics may have changed), current and expected higher rates (which may cause delays in normal scrapping activity) and low scrap values for vessels. In periods of oversupply, new ordering by owners slows and scrapping generally picks up due to weaker rates, causing equilibrium to be restored and rates to increase.

The market for 4,000 to 5,099 TEU vessels is moving from a period of oversupply to a more balanced state as is typical in a shipping cycle. There are currently only four newbuilding vessels of between 4,000 and 5,099 TEU in size in the industry orderbook and scrapping has significantly increased since 2015 as weaker owners have exited the sector, while this vessel class remains in demand. As a result of demand coupled with decreased supply, the short term rates on these vessels have more than doubled since early March 2017. These factors indicate that this sector is moving towards equilibrium once again.

Impact of Delivery of Larger Vessels

The delivery of increasingly larger vessels is not a new phenomenon and has been occurring for more than 10 years. Although the larger vessels may contribute to the displacement of smaller vessels on some trade routes, the smaller vessels remain in demand because they are versatile and can be used on many different trade routes. Compared to 10 years ago, smaller vessels are used on a greater number of trade routes today.

We continue to experience strong demand for our smaller vessels, which demand for such vessels is increasing on growing trade routes involving Intra-Asia, Africa and Oceania. In many cases, ports in these regions cannot accommodate larger vessels. Despite the introduction of larger vessels, our smaller vessels continue to be used on the largest trade routes and have experienced growth on many other major trade routes. Given the backdrop of positive growth in containerized trade, we believe that smaller vessels will continue to be in strong demand by our customers over their useful life and that our use of an average rate for purposes of impairment testing based on historical and recent market rates continues to be appropriate for forecasting rates over the long run.

2. Please tell us how your impairment tests factored in plans to scrap older vessels. In this regard, we note from your earnings conference call on March 1, 2017 the Company plans to scrap several older Panamax vessels during 2017, and we note the Company recorded a $31.9 million loss on the disposal of two vessels in the current year.

Response to Comment No. 2:

In 2016, we disposed of two 2003-built 4600 TEU secondhand vessels, which were the only vessels we owned that were not designed by us. These vessels were less commercially attractive to our customers because they consumed more fuel and were less accessible to some trading ports due to their length. We concluded that these vessels should be scrapped.

We perform impairment tests whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. During the year ended December 31, 2016, we performed impairment tests of our vessels due to the deterioration in current market rates and declines in the vessels’ market values.

In the normal course of our business, we receive unsolicited offers to buy and sell vessels and we assess these offers and other options relating to our vessels based on market conditions. As part of our normal impairment testing process, we do consider applicable vessel scrapping or selling plans. However, as we did not have any plans to scrap any particular vessel or vessels at December 31, 2016, we did not factor into our impairment testing as of that date the possibility of scrapping older vessels. In addition, as of that date, none of our vessels met the criteria required to be assessed under the held for sale impairment analysis. Therefore, our impairment tests were conducted assuming all of the vessels were held for use and would continue to operate to the end of their useful lives.

From time to time we opportunistically evaluate scrapping or selling certain of our vessels, taking into consideration several factors such as supply and demand, bunker prices, current market rates, secondhand vessel values and opportunities to modernize our fleet at attractive prices.

Notes to Financial Statements

Note 3. Acquisition of Two Greater China Intermodal Investments LLC Subsidiaries, page F-15

3. Please tell us your basis for valuing the two GCI subsidiaries and the related underlying assets.

Response to Comment No. 3:

We are a member of Greater China Intermodal Investments LLC (“GCI”), a vehicle that invests primarily in newbuilding and secondhand maritime containership assets that are primarily strategic to China, Taiwan, Hong Kong and Macau. We have an investment in GCI of approximately 10.8%, along with various other parties as outlined on page 87 of our Form 20-F. We have considered the guidance under ASC 805-50 concerning transactions between entities under common control and have concluded that Seaspan and GCI are not under common control.

The primary assets of each of the two GCI subsidiaries are the applicable 11000 TEU newbuilding vessel under construction and the associated 17-year bareboat charter. The vessels are scheduled for delivery in the second half of 2017. We allocated the aggregate purchase price of $107,500,000 we paid for the two GCI subsidiaries amongst the identifiable assets acquired (we did not assume any liabilities), as reflected in Note 3 to the financial statements. The aggregate purchase price paid was settled by a reduction of our existing demand loan with GCI.

The fair value of the vessels under construction was determined by discounting the fair value of the vessels, based on estimated charter-free market values from independent marine valuators at the scheduled delivery date in 2017, to the June 2016 purchase date and deducting the remaining instalment payments as of the purchase date.

The fair value of the 17-year bareboat charters was determined by discounting the difference between the actual bareboat charter rate and the estimated market rate to the June 2016 purchase date.

The fair value of the accounts receivable was determined based on the amounts expected to be received.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 638-2580.

Sincerely,

/s/ David Spivak

David Spivak

Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)
Phil Dowad (KPMG)
Nicholas Pitts-Tucker (Audit Committee Chair)